FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* King, Mark A.	2. Issuer Name and Ticker or Trading Symbol Affiliated Computer Services, Inc. ("ACS")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Operating Officer
(Last) (First) (Middle) 2828 N. Haskell Avenue, Bldg. 1, 10th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/27/02
(Street) Dallas, TX 75204		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock, par value $0.01	11/27/02	11/27/02	M		4,000	A	$8.4375	4,000
Class A Common Stock, par value $0.01	11/27/02	11/27/02	S		4,000	D	$50.00	0
Class A Common Stock, par value $0.01								77,624	D
Class A Common Stock, par value $0.01								4,000	I	IRA
Class A Common Stock, par value $0.01								1,996	I	401k Plan
Class A Common Stock, par value $0.01								5,986	I	ESPP
Class A Common Stock, par value $0.01								9,378	I	Spouse
Class A Common Stock, par value $0.01								2,000	I	Spouse's IRA
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$35.75	07/23/02		A		200,000		07/23/07	07/23/12	Class A Common	200,000		200,000
Employee Stock Option (Right to Buy)	$29.525	03/21/01		A		200,000		03/21/06	03/21/11	Class A Common	200,000		200,000
Employee Stock Option (Right to Buy)	$16.4375	07/11/00		A		100,000		07/11/05	07/11/10	Class A Common	100,000		100,000
Employee Stock Option (Right to Buy)	$19.50	09/13/99		A		100,000		09/13/04	09/13/09	Class A Common	100,000		100,000
Employee Stock Option (Right to Buy)	$11.53125	10/08/98		A		100,000		10/08/03	10/08/08	Class A Common	100,000		100,000
Employee Stock Option (Right to Buy)	$15.9375	05/18/98		A		80,000		05/18/03	05/18/08	Class A Common	80,000		80,000
Employee Stock Option (Right to Buy)	$8.4375	03/08/96		A		160,000		03/08/01	03/08/06	Class A Common	160,000
Employee Stock Option (Right to Buy)	$8.4375	05/21/02		M			2,000	03/08/01	03/08/06	Class A Common	2,000
Employee Stock Option (Right to Buy)	$8.4375	05/29/02		M			2,000	03/08/01	03/08/06	Class A Common	2,000
Employee Stock Option (Right to Buy)	$8.4375	06/04/02		M			2,000	03/08/01	03/08/06	Class A Common	2,000
Employee Stock Option (Right to Buy)	$8.4375	06/11/02		M			2,000	03/08/01	03/08/06	Class A Common	2,000
Employee Stock Option (Right to Buy)	$8.4375	06/18/02		M			2,000	03/08/01	03/08/06	Class A Common	2,000
Employee Stock Option (Right to Buy)	$8.4375	11/07/02		M			26,000	03/08/01	03/08/06	Class A Common	26,000
Employee Stock Option (Right to Buy)	$8.4375	11/25/02		M			16,000	03/08/01	03/08/06	Class A Common	16,000
Employee Stock Option (Right to Buy)	$8.4375	11/27/02		M			4,000	03/08/01	03/08/06	Class A Common	4,000		104,000	D
Explanation of Responses:
By: /s/ Mark A. King **Signature of Reporting Person	11/27/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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